Exhibit 99.2

Greenfire Resources Announces Closing of Rights Offering

CALGARY, ALBERTA – September 16, 2026 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) is pleased to announce the successful completion of its previously announced C$775 million offering of rights (the “Rights”) to all eligible Greenfire shareholders to purchase additional common shares of the Company (the “Common Shares”) which expired at 4:00 p.m. (Calgary time) on September 15, 2026 (the “Rights Offering”).

At the completion of the Rights Offering and pursuant to the exercise of Rights, the Company issued an aggregate of 114,985,163 Common Shares, representing the maximum allotment available to holders of Common Shares at the record date of August 17, 2026. Each Right entitled the holder thereof to acquire 0.9167 of a Common Share, with no fractional Common Shares issued. Common Shares acquired pursuant to the exercise of Rights were issued at a price of C$6.74 or US$4.81 per Common Share for aggregate gross proceeds of approximately C$774 million (after conversion of U.S. dollar subscriptions). 114,041,317 Common Shares were issued under the basic subscription privilege and 943,846 Common Shares were issued under the additional subscription privilege. As a result of the oversubscription, Common Shares subscribed for pursuant to the additional subscription privilege were subject to proration in accordance with the terms of the Rights Offering, as set forth in the Company’s short form prospectus dated August 7, 2026. As the Rights Offering was fully subscribed, the Company did not utilize the previously announced standby commitment whereby certain limited partnerships comprising Waterous Energy Fund (collectively, ‘WEF”) agreed to acquire any Common Shares not subscribed for under the Rights Offering.

As of the date hereof, the Company has 240,413,692 Common Shares issued and outstanding.

Upon completion of the Rights Offering, the Company used the net proceeds thereof to fully repay the Company’s C$575 million bridge facility and a portion of the other indebtedness incurred in connection with the Company’s recent acquisition of Connacher Oil and Gas Limited. Greenfire has approximately C$570 million drawn on its C$1.0 billion reserves-based revolving credit facility, which reflects a leverage level of approximately 1.2x Debt / 2027E Adjusted EBITDA at US$70 WTI.

Immediately prior to the completion of the Rights Offering, WEF owned 90,317,640 Common Shares, representing approximately 72.0% of the issued and outstanding Common Shares, and 2,654,179 Common Share purchase warrants1 (“Warrants”) of Greenfire. Immediately after completion of the Rights Offering, WEF owns 173,111,818 Common Shares and 2,654,179 Warrants representing approximately 72.0% of the issued and outstanding Common Shares on an undiluted basis.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered office in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP Measures and Ratios

Certain financial measures in this press release are non-GAAP financial measures and ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures and ratios should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

[1]	As a result of the completion of Greenfire’s 2025 rights offering, the terms of the Warrants were adjusted effective December 17, 2025 pursuant to automatic adjustment provisions contained in the Warrant agreements. Following such adjustments, the number of Common Shares issuable upon exercise of each Warrant increased from 1.0000 to 1.1707, and the Warrant price was adjusted from US$11.50 to US$9.82 per Common Share.

Adjusted EBITDA

Adjusted EBITDA is used to measure profitability from the underlying asset base on a continuing basis.

Adjusted EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest and financing costs, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations.

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA. For a reconciliation of Net income (loss) and comprehensive income (loss) to Adjusted EBITDA for Greenfire for the years ended December 31, 2025 and 2024, please refer to Greenfire’s Management’s Discussion & Analysis for the period ended December 31, 2025, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP ratio that management uses to monitor its leverage.

Debt to Adjusted EBITDA is calculated by dividing Debt by Adjusted EBITDA for a specified period.

Forward-Looking Information

This news release contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Company and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “preliminary” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this news release include, but are not limited to expected debt and leverage post-closing of the Rights Offering. Forward-looking statements are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 12, 2026 which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com